FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Notice(Report) of Revision. (Decision on Calling Shareholders’ Meeting)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date: October 1, 2008	By:	/s/ Nam Ju Kim
		Name:	NAM JU KIM
		Title:	Chief Executive Officer

Item 1.

Notice(Report)  of  Revision

October 1, 2008

1.  Disclosure  Document  for  Revision  :  Decision on Calling Shareholder’ meeting

2.  Initial Submission Date of Disclosure Document for Revision  :  September 10, 2008

3.  Reasons  for  Revision  :  change of venue

4.  Details  of  Revision

Category	Before Revision	After Revision
(Scheduled) Place for Release of Information	3F, The Military Mutual Aid Association Building, 467-12 Dogok-dong, Gangnam-gu, Seoul	203 Seminar room Diplomacy Center Building, 1376-1 Seocho2-dong, Seocho-gu, Seoul
Details of Directors' Appointment	-	Stated
Details of Outside Directors' Appointment	-	Stated
Details of Outside Audit committee members' Appointment	-	Stated
Other
-  Decision  on  calling  the  shareholders'  meeting  is
followed  by contract  with  NHN  Games
(The  largest  shareholders'  share  disposal )

-  Directors  and  auditor  appointed  at  the  annual
shareholders' meeting  on  March  28th,  2008  except
for  Kim  Hyoung Chul  are  subject  to  resign
and  new  directors  and  audit  committee  members
below  will  be  appointed  at  upcoming  extraordinary
shareholders’  meeting.

-  Due  to  the  details  of  directors’  and
auditor’ appointment are  not  decided  at  this
board  of  directors’
meeting,  which  will  be  resubmitted.

-  Decision  on  calling  the  shareholders'  meeting
is  followed  by contract  with  NHN  Games
(The  largest  shareholders'  share  disposal )

Directors  and  auditor  appointed  at  the  annual
shareholders' meeting  on  March  28th,  2008
except  for  Kim  Hyoung Chul  are  subject  to
resign  and  new  directors  and  audit
committee  members  below  will  be
appointed  at  upcoming  extraordinary  shareholders’
meeting.

Decision on Calling Shareholders` Meeting

1. Date and Time	Date	10/24/2008
	Time	10:00 AM.
2. Place		3F, The Military Mutual Aid Association Building, 467-12 Dogok-dong, Gangnam-gu, Seoul
3. Agenda and Key Issues		- Agenda 1: Appointment of directors (including outside director) - Agenda 2: Appointment of audit committee members
4. Date of Board of Directors' Resolution		09/10/2008
- Outside Directors in Attendance	Number Present	3
	Number Absent	0
- Auditors in Attendance (on Audit Committee who are not outside directors)		Present
5. Other
-  Decision  on  calling  the  shareholders'  meeting  is  followed  by contract  with  NHN  Games (The  largest  shareholders'  share  disposal )

-  Directors  and  auditor  appointed  at  the  annual  shareholders'
meeting  on  March  28th,  2008  except  for  Kim  Hyoung Chul are  subject  to  resign  and  new  directors  and  audit  committee members  below  will  be  appointed  at
upcoming  extraordinary  shareholders’  meeting.

-  Due  to  the   details  of  directors’  and  auditor’  appointment are  not  decided  at  this  board  of  directors’  meeting, which  will  be  resubmitted.

		※ Relevant Disclosure	08/03/2008 : Other Material Matters of Management (the largest shareholder’s share disposal and contract)

【Details  of  Directors'   Appointment】
Name	Date of Birth	Term	New or Existing	Profile	Present Position	Education	Nationality
Chang Keun Kim	05/23/1971	3 years	New Appointment	-Business department manager of NHN Hangame division - Group manager of NHN publishing business group	Advisor of Webzen	- Bachelor’s degree in business administration from Seoul National University - Master degree and doctoral degree in business administration from Korea Advanced Institute of Science and Technology	Korea
Byoung Gwan Kim	01/15/1973	3 years	New Appointment	NHN	NHN Games CEO	- Bachelor’s degree in business administration from Seoul National University - Master degree in industrial business administration from Korea Advanced Institute of Science and Technology	Korea

【Details  of  Outside  Directors'   Appointment】
Name	Date of Birth	Term	New or Existing	Profile	Present Position	Education	Nationality
Chang Won Lee	11/08/1963	2 years	New Appointment	Law Firm SeJong Partner	Law Firm SeJong	- Bachelor’s degree in college of law from Seoul National University - Master of laws from University of Boston	Korea
Seung Han Ha	10/27/1967	2 years	New Appointment	Certified Public Accountant	Accounting Firm SeJong	- Bachelor’s degree in business administration from Seoul National University - Master degree in Business administration from University of Illinois	Korea
Hwi Jun Sin	10/12/1977	2 years	New Appointment	Certified Public Accountant /Business consultant - KPMG Accounting Firm Sam Jung - City group global market securities	director of Burookdaeil. co.Ltd	- Bachelor’s degree in business administration from Seoul National University	Korea

【Details  of  Outside  Audit committee members'   Appointment】
Name	Date of Birth	Term	New or Existing	Profile	Present Position	Education	Nationality
Chang Won Lee	11/08/1963	2 years	New Appointment	Law Firm SeJong Partner	Law Firm SeJong	- Bachelor's degree in college of law from Seoul National University - Master of laws from University of Boston	Korea
Seung Han Ha	10/27/1967	2 years	New Appointment	Certified public accountant	Accounting Firm SeJong	- Bachelor's degree in business administration from Seoul National University - Master degree in Business administration from University of Illinois	Korea
Hwi Jun Sin	10/12/1977	2 years	New Appointment	- Certified public accountant / business consultant - KPMG Accounting Firm Sam Jung - City group global market securities	director of Burookdaeil. co.Ltd	- Bachelor's degree in business administration from Seoul National University	Korea